



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President


07028746

12g3-2(b) File No.82-4922

Ref No. OS.128/2007

December 20, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Dec 20, 07

12/27

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行



Summary Statement of Assets and Liabilities [1/]

As at 30 November 2007

Assets	Baht	Liabilities	Baht
Cash	18,587,350,140.40	Deposits	804,158,113,827.39
Interbank and money market items	82,342,295,723.27	Interbank and money market items	15,691,065,729.42
Securities purchased under resale agreements	2,000,000,000.00	Liabilities payable on demand	7,103,309,676.80
Investments in securities, net	106,846,836,728.60	Securities sold under repurchase agreements	
(with obligations 6,439,120,733.04 Baht)		Borrowings	38,728,027,776.26
Credit advances (net of allowance for doubtful accounts)	720,481,429,818.30	Bank's liabilities under acceptances	3,000,208,128.85
Accrued interest receivables	1,899,760,415.82	Other liabilities	27,617,281,800.11
Properties foreclosed	11,488,213,658.53	Total liabilities	896,296,021,938.32
Customers' liabilities under acceptances	3,000,268,128.35		
Premises and equipment, net	23,745,235,087.60	**Shareholders' equity**	
Other assets	25,148,005,769.21	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,882,023,170.00
		Reserves and net profit after appropriation	58,835,249,722.00
		Other reserves and profit and loss account	16,108,167,626.90
		Total shareholders' equity	98,825,440,518.96
Total Assets	995,121,462,457.28	Total Liabilities and Shareholders' Equity	995,121,462,457.28
Customers' liabilities under unmatured bills	5,667,231,299.65	Bank's liabilities under unmatured bills	5,667,231,299.65
Total	1,000,788,693,756.93	Total	1,000,788,693,756.93

	Baht
Non-Performing Loans 2/(net) as at 30 September 2007 (Quarterly)	20,516,679,135.79
(2.85% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 30 September 2007 (Quarterly)	24,740,056,940.09
Actual allowace for doubtful accounts	25,168,252,885.91
Loans to related parties	26,840,363,016.20
Loans to related asset management companies	3,930,000,000.00
Loans to related parties due to debt restructuring	621,812,965.61
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	111,761,141,810.08
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	108,400.00
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,262,762,528.53
Letters of credit	20,503,098,521.75

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 30 September 2007 (Quarterly) 40,269,394,692.71

(5.44% of total loans before allowance for doubtful accounts)

END

MW